United States securities and exchange commission logo





                            November 1, 2021

       Steve R. Carchedi
       Chief Executive Officer
       Allarity Therapeutics, Inc.
       210 Broadway, Suite 201
       Cambridge, MA 02139

                                                        Re: Allarity
Therapeutics, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed October 20,
2021
                                                            File No. 333-258968

       Dear Mr. Carchedi:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 14, 2021 letter.

       Amendment No. 2 to Registration Statement on Form S-4

       Business
       License Agreement with Eisai for Stenoparib, page 183

   1. We note that you have filed the second amendment to the exclusive license agreement you have with Eisai as
Exhibit 10.12 as well as the third amendment to the exclusive license agreement you have with
Smerud as Exhibit 10.13. Please revise your summary disclosure of your agreements with
Eisai and Smerud, respectively, to clearly reference these
                                                        amendments. Include in
your revisions disclosure of the extension payment under your agreement with Eisai
and the trigger therefor, as set forth in Section 7.6 of the amended agreement. We note your
table on page 146 comparing stenoparib to approved drugs
                                                        marketed by third
parties and another product candidate in development by a third party.
 Steve R. Carchedi
Allarity Therapeutics, Inc.
November 1, 2021
Page 2
       Given the stage of development for stenoparib, such comparison is premature and speculative. Accordingly, please remove this comparison.

       Additionally, we note your disclosure on page 103 that the initiation by Smerud of the next Phase 2 clinical trial for LiPlaCis is anticipated by early 2022 and that the license agreement with Smerud may be terminated if Smerud does not obtain outside financing for the program by October, 2021. Please shorten the arrow corresponding to this program in your pipeline table on page 14 so that it reflects that your development partner has not completed Phase 2 development.
Research and Development Expenses, page 226

2. We note your response to comment 10. It is not clear based on your response specifically what the patent costs represent that are included in research and development and correspondingly how inclusion of these costs is appropriate under ASC 730-10. Please further advise by telling us who the payments were made to and for what specific purpose.
       If true, revise your disclosure to state that the patent expenses do not relate to legal costs.

        You may contact Nudrat Salik at (202) 551-3692 or Vanessa Robertson at
(202) 551-
3649 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Ansart at (202) 551-4511 or Christine Westbrook at (202) 551-
5019 with any other questions.



                                                              Sincerely,
FirstName LastNameSteve R. Carchedi
                                                              Division of
Corporation Finance
Comapany NameAllarity Therapeutics, Inc.
                                                              Office of Life
Sciences
November 1, 2021 Page 2
cc:       Scott E. Bartel, Esq.
FirstName LastName